Exhibit 99.1

Cybin Announces Completion of 74 Pre-Clinical

Psychedelic Molecule Studies

--The Company expects to hold a Research & Development event to review these breakthrough findings in Q4 2021 that will be open to the public, shareholders,

analysts and the media--

TORONTO, CANADA – October 19, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today announced the completion of its 74th pre-clinical study as it continues to progress its proprietary psychedelic molecules into Investigational New Drug (“IND”)-enabling studies.

Cybin’s Research and Development team has completed 74 in-vitro and in-vivo evaluations of Cybin’s expanding portfolio of psychedelic compounds being designed for potential therapeutic applications for several mental health conditions. To date, more than 50 novel compounds have been evaluated through collaborations with experienced contract research organizations for pharmacokinetic/pharmacodynamic profile, metabolic stability, receptor binding, and safety in order to identify preferred candidates for further development.

The Company aims to create a world class portfolio of psychedelic molecules that can become commercially viable drug candidates for both internal development and through future development partnerships.

Research and development highlights:

•	completed 74th pre-clinical research and development study in support of advancing CYB003 and CYB004 and other molecules towards clinical development;

•

comparative data clearly shows multiple potential advantages over classical psychedelic molecules that include faster onset of action, shorter duration of action, excellent oral bioavailability, significant brain penetration and significantly less inter-subject variability. It is suggested that these properties may translate to significantly better patient experiences;

•	safety and toxicology studies to U.S. Food and Drug Administration (“FDA”) standards have been initiated in preparation for human clinical studies, expected in early 2022; and

•	significant progress in preparing CYB003 and CYB004 drug substance to FDA standards for human use has been achieved in partnership with an FDA approved manufacturer.

“Cybin continues to demonstrate superior properties of its CYB003 and CYB004 programs as we progress toward first-in-human studies, expected in early 2022. These experiments greatly expand our understanding of the potential therapeutic value of the studied compounds and further demonstrate Cybin’s strong research and development capabilities,” said Doug Drysdale, Cybin’s CEO.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the

Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the period ended June 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contact:

John Kanakis

Cybin Inc.

John@cybin.com